UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Q1 Trading Update dated 16 April 2026

16 April 2026

RENTOKIL INITIAL PLC - FIRST QUARTER TRADING UPDATE

Rentokil Initial plc ("the Group"), today issues a Trading Update for the first three months of the 2026 financial year covering the period 1 January 2026 to 31 March 2026.

Mike Duffy, Chief Executive of Rentokil Initial plc, said:

"We have made a good start to the year in a seasonally quieter first quarter, with continued momentum in North America and solid progress across our International businesses.

"In my first four weeks as CEO, I have been impressed with the depth of passion and pride that our people have in delivering exceptional customer service, and I am excited by the opportunity to unlock the potential of the Group.

"While geopolitical events, as previously noted, continue to create some uncertainty, the progress we report today gives us confidence in delivering a full year performance in line with market expectations."

Group

Group Revenue for the quarter was $1,677m, up 4.3%. Organic Revenue growth was 3.4%.

North America

Revenue for the quarter was $995m, up 4.5%.  Organic Revenue growth was 3.9%.

North America Pest Control Revenue growth was 4.7%.  Organic Revenue growth was 4.1%.
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Pest Control Services Organic Revenue growth was 2.8% (2.6% in Q425), supported by robust price increases and good recovery of weather-related disruption in late January across the US. Performance through the quarter continued to benefit from our growth initiatives focused on enhancing marketing investments and improving sales execution.
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Business Services Organic Revenue growth was 12.7% (7.8% in Q425) supported by strong pre-spring demand in product distribution, contribution from 2025 new business wins in brand standards and high-value job work in lake management.

Colleague retention increased to 82.6% (FY25: 82.2%) and customer retention was broadly flat at 80.4% (FY25: 80.5%).

International (Group excluding North America)

Revenue for the quarter was $682m, up 4.1%.  Organic Revenue growth was 2.8%.

Good growth in Europe, Latin America and the UK & Sub-Saharan Africa was driven by strong pricing and growth in volumes. Pacific and MENAT were a 60bps headwind as the Pacific lapped strong comparatives in Rural and Trackspray, and MENAT experienced disruption from the Middle East conflict.

Category Performance

Pest Control Organic Revenue growth was 3.7%, with 4.1% growth in North America and 2.8% growth in International (3.0% excluding MENAT).

Hygiene & Wellbeing Organic Revenue grew by 2.1%, with 2.7% in International and a decline of (2.7)% in North America, impacted by a later phasing of construction timelines delaying Ambius jobbing revenue.

M&A

The Group's bolt-on M&A programme continued to create value with 9 deals, delivering annualised revenue in the year before acquisition of $19m.

Conference Details

Today, 16 April, at 9:00am BST, Rentokil Initial Chief Financial Officer, Paul Edgecliffe-Johnson will host a conference call for analysts and investors. A replay will be available on the Company website (https://www.rentokil-initial.com/investors.aspx) following the event.

To access the live audio webcast, register via the following link:

https://www.netroadshow.com/events/login/LE9zwo494GfiEWkBjeE6pecNQUQqzstvPAu

Alternatively, to join via teleconference, please register in advance using the link below:

https://www.investis-live.com/rentokil/69ca82a0fed46a000febe69d/mfbe

Enquiries:

Investors / Analysts: Heather Wood, Rentokil Initial plc, +44 7808 098793

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

Notes:

To help understand the underlying trading performance, unless otherwise stated, all commentary and comparable analysis relates to the continuing operations of the Group on a constant currency basis.

Organic Revenue growth represents the growth in Revenue at constant currency excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue).

North America includes Pest Control (Pest Control Services and Business Services) and Hygiene & Wellbeing.

North America Pest Control Services is Pest Control excluding Business Services.

Summary of Financial Performance

	Revenue
	Q1 2026 $m	Q1 2025 $m	Change (reported) %	Change(constant currency) %	Organic Revenue Growth%
North America	995	951	4.6%	4.5%	3.9%
Pest Control	965	921	4.8%	4.7%	4.1%
- Pest Control Services	829	801	3.5%	3.5%	2.8%
- Business Services	136	120	13.3%	12.7%	12.7%
Hygiene & Wellbeing	30	30	-	(1.5)%	(2.7)%

International	682	605	12.7%	4.1%	2.8%
Pest Control	405	359	12.8%	4.6%	2.8%
Hygiene & Wellbeing	277	246	12.6%	3.5%	2.7%

Total	1,677	1,556	7.8%	4.3%	3.4%

Category Performance

	Revenue
	Q1 2026 $m	Q1 2025 $m	Change (reported) %	Change(constant currency) %	Organic Revenue Growth%
Pest Control	1,370	1,280	7.0%	4.6%	3.7%
Hygiene & Wellbeing	307	276	11.2%	3.0%	2.1%
Total	1,677	1,556	7.8%	4.3%	3.4%

Cautionary statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward- looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group"), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies, including artificial intelligence technologies; the Group's ability to attract, retain and develop key personnel to lead the Group's business; the availability of a suitably skilled and qualified labour force to maintain the Group's business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of the Group's third-party service providers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from the Group's customers; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; extraordinary events that impact the Group's ability to service customers without interruption due to a material incident, including a loss of its third-party distributors; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages, cost increases or other disruptions to the Group's business; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default, fraudulent activity or litigation; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes and the risk of related litigation; termite damage claims and lawsuits related thereto and any associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security, and any litigation (including class action claims and lawsuits) related to such actual or perceived failures; the identification of material weaknesses in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing the Group's indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The Company makes no guarantee that trends in the management of termite damage claims will continue. Additionally, the Company makes no guarantee that its operational improvement plans will mitigate against or reduce the number of termite damage claims (litigated and non-litigated) against the Company nor that these plans will reduce the ongoing cost to resolve such claims.

Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and measures presented at actual exchange rates ("AER" - IFRS) and constant currency ("CER" - Non-IFRS). Non-IFRS measures presented also include Organic Revenue Growth. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 April 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary

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